MACKENZIE PATTERSON FULLER, INC. (MPFI)URGES
REJECTION OF STARWOOD TENDER OFFER ON WESTIN HOTELS LIMITED PARTNERSHIP

Westin Hotels L.P. (WHLP) and Starwood Hotels (HOT; NYSE) FOR IMMEDIATE RELEASE: Today MPFI, whose affiliates are limited partners of WHLP, sent a letter to all investors of the Westin Hotels Limited Partnership (WHLP) urging rejection of Starwood’s offer to purchase all outstanding units at $625 per Unit. MPFI based its opinion on the findings of Houlihan Lokey Howard & Zukin Financial Advisors, a firm hired by the general partner of WHLP, a Starwood affiliate, to render an opinion on the “fairness” of the tender offer transaction. Houlihan Lokey rendered an opinion that the transaction was “not fair” from a financial point of view. That “unfairness” coupled with newly released hotel operational information caused MPFI to take this action. In its long history of doing business in the partnership world, MPFI has rarely seen a general partner (or its affiliate) attempt to “roll-up” a partnership in a deal that its own experts deem unfair. MPFI continues to urge rejection of the offer.

For Questions Contact:

Debbie Bruno or Christine Simpson
MacKenzie Patterson Fuller Inc.
925-631-9100 ext. 248 or 224
Fax- 925-631-9119